================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                         CHOICE ONE COMMUNICATIONS INC.
                                (Name of Issuer)

                            -----------------------

                                 Common Stock,
                                $0.01 Par Value
                         (Title of Class of Securities)

                            -----------------------

                                   17038P104
                                 (CUSIP Number)

                            -----------------------

                               Peter R. Vogelsang
                   Morgan Stanley Capital Partners III, Inc.
                         MSDW Capital Partners IV, Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020
                            Tel. No.: (212) 762-8422
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 1, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

================================================================================

-------------------                                           ------------------
CUSIP No. 17038P104                   13D                     Page 1 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Morgan Stanley Dean Witter & Co.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         -0-
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     12,791,280
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     12,791,280
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON **

           12,791,280
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
           CERTAIN SHARES*
--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           32.3%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
_________
** See response to Item 5 for additional information

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 17038P104                   13D                     Page 2 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Morgan Stanley Capital Partners III, Inc.

--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         -0-
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     10,394,269
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     10,394,269
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           10,394,269
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           26.2%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 17038P104                   13D                     Page 3 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MSCP III, LLC
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DE

--------------------------------------------------------------------------------
          NUMBER OF SHARES                    7       SOLE VOTING POWER
        BENEFICIALLY OWNED BY
        REPORTING PERSON WITH                         -0-
                                       -----------------------------------------
                                              8       SHARED VOTING POWER

                                                      10,394,269
                                       -----------------------------------------
                                              9       SOLE DISPOSITIVE POWER

                                                      -0-
                                       -----------------------------------------
                                             10       SHARED DISPOSITIVE POWER

                                                      10,394,269
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            10,394,269
--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
            CERTAIN SHARES*
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.2%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            OO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 17038P104                   13D                     Page 4 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Morgan Stanley Capital Partners III, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         -0-
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     9,188,147
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     9,188,147
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           9,188,147
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.2%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 17038P104                   13D                     Page 5 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MSCP III 892 Investors, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE

--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         -0-
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     947,092
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     947,092
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           947,092
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
           CERTAIN SHARES*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.4%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 17038P104                   13D                     Page 6 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Morgan Stanley Capital Investors, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         259,030
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     259,030
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     259,030
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           259,030
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 17038P104                   13D                     Page 7 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MSDW Capital Partners IV, Inc.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         -0-
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     2,397,011
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     2,397,011
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           2,397,011
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.0%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 17038P104                   13D                     Page 8 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MSDW Capital Partners IV, LLC
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         -0-
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     2,397,011
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     2,397,011
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           2,397,011
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.0%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           OO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 17038P104                   13D                     Page 9 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Morgan Stanley Dean Witter Capital Partners IV, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         -0-
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     2,198,359
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     2,198,359
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           2,198,359
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 17038P104                   13D                    Page 10 of 11 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MSDW IV 892 Investors, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         -0-
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     133,670
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     133,670
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           133,670
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                           -------------------
CUSIP No. 17038P104                   13D                    Page 11 of 11 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Morgan Stanley Dean Witter Capital Investors IV, L.P
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
         NUMBER OF SHARES                    7       SOLE VOTING POWER
       BENEFICIALLY OWNED BY
       REPORTING PERSON WITH                         -0-
                                      ------------------------------------------
                                             8       SHARED VOTING POWER

                                                     64,982
                                      ------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     -0-
                                      ------------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     64,982
--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           64,982
--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Choice One Communications Inc., a Delaware corporation ("Choice One"). The principal executive offices of Choice One are located at 100 Chestnut Street, Rochester, NY 14604-2417.

         Item 2.  Identity and Background.

         This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Morgan Stanley Dean Witter & Co., a Delaware corporation ("MSDW"), (2) Morgan Stanley Capital Partners III, Inc., a Delaware corporation ("MSCP III, Inc."), (3) MSCP III, LLC, a Delaware limited liability company ("MSCP III, LLC"), (4) Morgan Stanley Capital Partners III, L.P., a Delaware limited partnership ("MSCP III, LP"),
(5) MSCP III 892 Investors, L.P., a Delaware limited partnership ("MSCP III 892"), (6) Morgan Stanley Capital Investors, L.P., a Delaware limited partnership ("MSCI", and collectively with MSCP III, LP and MSCP III 892, the "MSCP III Funds"), (7) MSDW Capital Partners IV, Inc., a Delaware corporation ("MSDW IV, Inc."), (8) MSDW Capital Partners IV, LLC, a Delaware limited liability company ("MSDW IV, LLC"), (9) Morgan Stanley Dean Witter Capital Partners IV, L.P., a Delaware limited partnership ("MSDWCP IV, LP"), (10) MSDW IV 892 Investors, L.P., a Delaware limited partnership ("MSDW IV 892"), and
(11) Morgan Stanley Dean Witter Capital Investors IV, L.P., a Delaware limited partnership ("MSDWCI IV, LP", and collectively with MSDWCP IV, LP and MSDW IV 892, the "MSDW IV Funds").

         The general partner of each of the MSCP III Funds is MSCP III, LLC. The corporate managing member of MSCP III, LLC is MSCP III, Inc., a wholly-owned subsidiary of MSDW.

         The general partner of each of the MSDW IV Funds is MSDW IV, LLC. The corporate managing member of MSDW IV, LLC is MSDW IV, Inc., a wholly-owned subsidiary of MSDW.

         The address of the principal business and the principal office of each of the Reporting Persons (other than MSDW) is 1221 Avenue of the Americas, New York, New York 10020. The address of the principal business and the principal office of MSDW is 1585 Broadway, New York, New York 10036.

         During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A, B and C attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock owned by the MSCP III Funds and the MSDW IV Funds (together, the "Funds") were acquired by the Funds in a liquidating distribution (the "Distribution") made by Choice One Communications L.L.C., a Delaware limited liability company ("Choice One LLC"), to its members on February 16, 2000, in connection with the initial public offering of shares of Common Stock. Prior to the liquidation of Choice One LLC, Choice One LLC was the parent company of Choice One.

         The warrants to purchase shares of Common Stock ("Warrants") owned by the MSDW IV Funds were acquired by the MSDW IV Funds on August 1, 2000 in connection with the issuance by Choice One to the MSDW IV Funds in a private placement (the "Private Placement") of 200,000 shares of Series A senior cumulative preferred stock (the "Preferred Stock"). The MSDW IV Funds' capital available for investment was the source of the funds for the purchase of such Warrants.

         Item 4. Purpose of Transaction.

         On July 8, 1998, the MSCP III Funds, certain institutional investors and members of management of Choice One (collectively, the "Other Investors"), Choice One LLC and Choice One entered into a Transaction Agreement pursuant to which the MSCP III Funds and the Other Investors committed to purchase ownership interests of Choice One LLC (as amended from time to time, the "Transaction Agreement").

         On June 30, 1999, the MSDW IV Funds became parties to the Transaction Agreement pursuant to an amendment to the Transaction Agreement.

         On February 16, 2000, the MSCP III Funds and the MSDW IV Funds acquired 11,043,826 shares of Common Stock in the Distribution.

         On August 1, 2000, the MSDW IV Funds acquired 200,000 shares of Preferred Stock, together with Warrants to purchase 1,747,454 shares of Common Stock for an aggregate purchase price of $200,000,000 pursuant to the Securities Purchase Agreement dated as of August 1, 2000 among the MSDW IV Funds and Choice One (the "Securities Purchase Agreement").

         The Transaction Agreement provides the Funds with the right to designate (i) a majority of the board of directors of Choice One (the "Board") so long as the Funds and their affiliates hold at least 75% of the shares of Common Stock distributed to the Funds in the Distribution (the "Distribution Shares"), (ii) 1/3 of the Board so long as the Funds and their affiliates hold less than 75% but at least 50% of the Distribution Shares, (iii) two directors so long as the Funds and their affiliates hold less than 50% but at least 25% of the Distribution Shares, and (iv) one director so long as the Funds and their Affiliates hold less than 25% but at least 10% of the Distribution Shares. Furthermore, MSDWCP IV, LP will be entitled to designate at least one director so long as it holds at least 10% of the Preferred Stock initially issued to it in the Private Placement. So long as more than one representative is entitled to be designated by the Funds, MSCP III, LP may designate one representative (as long as it owns outstanding shares of Common Stock), and MSDWCP IV, LP may designate one representative (as long as it owns outstanding shares of Common Stock); all other designations of such representatives will be by the general partner of either MSCP III, LP or MSDWCP IV, LP. So long as the Funds are entitled to designate a representative on the Board, the Funds will also be entitled to designate a representative on each of the executive committee and the pricing committee of the Board. The composition of any other committees of the Board shall be proportionately equivalent to that of the Board to the extent practicable.

         On July 8, 1998, the MSCP III Funds, certain institutional investors and members of management of Choice One (collectively, the "Other Registrable Investors") and Choice One entered into a registration rights agreement (as amended from time to time, the "Registration Rights Agreement"). On June 30, 1999, the MSDW IV Funds became parties to the Registration Rights Agreement pursuant to an amendment to the Registration Rights Agreement. The Registration Rights Agreement provides, among other things, (i) holders of shares of Common Stock holding at least 20% in the aggregate of the shares of Common Stock held by certain parties thereto, including the Funds (the "Investor Holders"), (ii) any two out of the following three investors: the Funds and two other institutional investors (the "Other Holders"), and (iii) Investor Holders holding at least a majority in the aggregate of the shares of the outstanding Preferred Stock, with the right to request that Choice One effect a registration (a "Registration Request") of the shares of Common Stock or Preferred Stock, as the case may be, held by such requesting holders, including, but not limited to, a registration for disposition of shares in an offering under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). The Investor Holders may collectively exercise their rights
(x) on an unlimited number of occasions with respect to registration statements on Form S-3, (y) with respect to shares of Common Stock, on not more than five occasions with respect to registration statements on Form S-1 (of which one occasion may be exercised only by the Other Holders acting jointly), and (z) with respect to shares of Preferred Stock or the shares of Common Stock deliverable upon exercise of the Warrants, on not more than two occasions with respect to registration statements on Form S-1. The Funds right to request registration of its shares is subject to a right of priority in favor of the Other Holders under certain circumstances. No Registration Request may be made within six months of any other Registration Request.

         In addition, in the event Choice One proposes to register any of its Common Stock, any other of its equity securities or securities convertible into or exchangeable for its equity securities, whether or not for sale for its own account, the Funds will have the right, upon a timely request and subject to a right of priority in favor of the Other Holders under certain circumstances, to have the shares of Common Stock or Preferred Stock, as the case may be, held by the Funds included in such registration (such registration of shares held by the Funds, a "Piggyback Registration"). The Funds shall not be entitled to such right if the parties to the Registration Rights Agreement in the aggregate beneficially own less than 5% of the outstanding Common Stock and less than 10% of the Preferred Stock outstanding as of August 1, 2000. In addition, Choice One shall not be required to effect a Piggyback Registration incidental to the registration of any of its securities in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock options or other executive or employee benefit or compensation plans.

         Furthermore, Choice One will use its reasonable best efforts to cooperate with and assist any holder of Preferred Stock, at its request, in the marketing by such holder of any Preferred Stock held (and if such holder proposes to sell Preferred Stock as a unit with any Warrants, any such Warrants) in any private transaction not requiring registration under the Securities Act. In the event any Preferred Stock is sold in a private placement to one or more purchasers under Rule 144A under the Securities Act, and the intent of the parties in such sale is that such Preferred Stock subsequently be exchanged for substantially similar shares of preferred stock of Choice One ("Exchange Shares") that have been registered under the Securities Act pursuant to an exchange offer made by Choice One to such purchasers registered on Form S-4, then Choice One shall take any of certain actions as are reasonably requested by holders holding a majority in aggregate of the Preferred Stock, including promptly registering the Exchange Shares under the Securities Act on Form S-4.

         All expenses of registration (exclusive of underwriting discounts and commissions, if any) will by borne by Choice One. The Funds shall bear the fees and expenses of its own counsel, except that the fees and expenses of one counsel representing all parties to the Registration Rights Agreement will be borne by Choice One.

         The Funds have acquired their interests in Choice One for investment. The Funds regularly review their ownership positions in Choice One, Choice One's business affairs and financial position, as well as general economic, industry, competitive and regulatory conditions, and may, based on such factors as the Funds deem relevant, consider from time to time various alternative courses of action. Such actions may include the acquisition of additional interests in Choice One, including without limitation through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise, dispositions of all or some portion of their interests in Choice One, including without limitation through open market dispositions, in privately negotiated transactions, through a public offering, through a business combination transaction involving all or a part of Choice One's business, or otherwise, entry, directly or indirectly, into other financial, strategic or other relationships with Choice One, or taking any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D, and the Funds may, from time to time, discuss with Choice One any one or more of the foregoing actions. Based on the respective objectives of the Funds, the economic, industry, competitive and regulatory environment, and such other factors as the Funds then deem relevant, the Funds may determine whether or not to take any of these actions.

         Item 5.  Interest in Securities of the Issuer.

         For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), MSDW may be deemed to beneficially own 12,791,280 shares of Common Stock, or approximately 32.3% of the outstanding shares of Common Stock, which includes Warrants to purchase in the aggregate 1,747,454 shares of Common Stock.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, Inc. and MSCP III, LLC may be deemed to beneficially own in the aggregate 10,394,269 shares of Common Stock, or approximately 26.2% of the outstanding shares of Common Stock.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, LP may be deemed to beneficially own 9,188,147 shares of Common Stock, or approximately 23.2% of the outstanding shares of Common Stock.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III 892 may be deemed to beneficially own 947,092 shares of Common Stock, or approximately 2.4% of the outstanding shares of Common Stock.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCI may be deemed to beneficially own 259,030 shares of Common Stock, or approximately 0.7% of the outstanding shares of Common Stock.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV, Inc. and MSDW IV, LLC may be deemed to beneficially own in the aggregate 2,397,011 shares of Common Stock, or approximately 6.0% of the outstanding shares of Common Stock, which includes Warrants to purchase in the aggregate 1,747,454 shares of Common Stock.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCP IV, LP may be deemed to beneficially own 2,198,359 shares of Common Stock, or approximately 5.5% of the outstanding shares of Common Stock, which includes Warrants to purchase in the aggregate 1,570,907 shares of Common Stock.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV 892 may be deemed to beneficially own 133,670 shares of Common Stock, or approximately 0.3% of the outstanding shares of Common Stock, which includes Warrants to purchase in the aggregate 133,670 shares of Common Stock.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCI IV, LP may be deemed to beneficially own 64,982 shares of Common Stock, or approximately 0.2% of the outstanding shares of Common Stock, which includes Warrants to purchase in the aggregate 42,877 shares of Common Stock.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to beneficially own an additional 11,611,708 shares of Common Stock (based on the information available to the Reporting Persons), or approximately 29.3% of the outstanding shares of Common Stock, owned by the other stockholders which are parties to the Transaction Agreement, but the Reporting Persons disclaim beneficial ownership of any shares of Common Stock owned by any of the other parties to the Transaction Agreement.

         By virtue of the relationship previously reported under Item 2 of this statement, each of MSDW, MSCP III, Inc. and MSCP III, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by the MSCP III Funds.

         By virtue of the relationship previously reported under Item 2 of this statement, each of MSDW, MSDW IV, Inc. and MSDW IV, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock and Warrants owned by the MSDW IV Funds.

         As previously reported under Item 3 and Item 4 of this statement, on August 1, 2000, the MSDW IV Funds acquired 200,000 shares of Preferred Stock, together with Warrants to purchase in the aggregate 1,747,454 shares of Common Stock for an aggregate purchase price of $200,000,000 in the Private Placement.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See response to Item 4.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:  Joint Filing Agreement among the Reporting Persons

         Exhibit 2: Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

         Exhibit 3: Amendment No. 1 dated as of December 18, 1998, to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

         Exhibit 4: Amendment No. 2 dated as of February 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

         Exhibit 5: Amendment No. 3 dated as of May 14, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

         Exhibit 6: Amendment No. 4 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

         Exhibit 7: Amendment No. 5 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

         Exhibit 8: Amendment No. 6 dated as of November 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

         Exhibit 9: Amendment No. 7 dated as of August 1, 2000 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity #

         Exhibit 10: Amendment No. 8 dated as of December 20, 2000 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity

         Exhibit 11: Securities Purchase Agreement dated as of August 1, 2000 among Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P. and Choice One Communications Inc. #

         Exhibit 12: Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

         Exhibit 13: Amendment No. 1 dated as of February 18, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

         Exhibit 14: Amendment No. 2 dated as of June 30, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

         Exhibit 15: Amendment No. 3 dated as of June 30, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

         Exhibit 16: Amendment No. 4 dated as of August 1, 2000 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders #

         + Previously filed as an exhibit to Form S-1 of Choice One filed
           November 19, 1999

         # Previously filed as an exhibit to Choice One's report on Form 8-K filed August 11, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

                                      MORGAN STANLEY DEAN WITTER & CO.


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name: Peter R. Vogelsang
                                          Title: Authorized Signatory

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


                                      MORGAN STANLEY CAPITAL PARTNERS III, INC.


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

                                      MSCP III, LLC

                                      By:  Morgan Stanley Capital
                                           Partners III, Inc., as Member


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


                                      MORGAN STANLEY CAPITAL PARTNERS III, L.P.

                                      By:  MSCP III, LLC,
                                           as General Partner

                                      By:  Morgan Stanley Capital Partners
                                           III, Inc., as Member


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


                                      MSCP III 892 INVESTORS, L.P.

                                      By:  MSCP III, LLC,
                                           as General Partner

                                      By:  Morgan Stanley Capital Partners
                                           III, Inc., as Member


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


                                      MORGAN STANLEY CAPITAL INVESTORS, L.P.

                                      By:  MSCP III, LLC,
                                           as General Partner

                                      By:  Morgan Stanley Capital Partners III,
                                           Inc., as Member


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name:Peter R. Vogelsang
                                          Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


                                      MSDW CAPITAL PARTNERS IV, INC.


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


                                      MSDW CAPITAL PARTNERS IV, LLC

                                      By:  MSDW Capital Partners IV, Inc.,
                                           as Member


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

                                      MORGAN STANLEY DEAN WITTER CAPITAL
                                           PARTNERS IV, L.P.

                                      By:  MSDW Capital Partners IV, LLC,
                                           as General Partner

                                      By:  MSDW Capital Partners IV, Inc.,
                                           as Member


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name: Peter R. Vogelsang
                                          Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


                                      MSDW IV 892 INVESTORS, L.P.

                                      By:  MSDW Capital Partners IV, LLC,
                                           as General Partner

                                      By:  MSDW Capital Partners IV, Inc.,
                                           as Member


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001


                                      MORGAN STANLEY DEAN WITTER CAPITAL
                                           INVESTORS IV, L.P.

                                      By:  MSDW Capital Partners IV, LLC,
                                           as General Partner

                                      By:  MSDW Capital Partners IV, Inc.,
                                           as Member


                                      By: /s/ Peter R. Vogelsang
                                          --------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary

                                                                      SCHEDULE A


                        Executive Officers and Directors
                                       of
                   Morgan Stanley Capital Partners III, Inc.

         The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Capital Partners III, Inc. ("MSCP III, Inc.") are set forth below. The principal occupation for each of the persons listed below is Managing Director of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSCP III, Inc. and each individual is a United States citizen.

     Name, Business Address              Executive Officer Title
     ----------------------              -----------------------
     *Howard I. Hoffen                   Chairman, Chief Executive Officer and
                                            Managing Director

     *Karen H. Bechtel                   Managing Director

     *Bernard Gault                      Managing Director

     *James S. Hoch                      Managing Director

     *Michael C. Hoffman                 Managing Director

     *Michael M. Janson                  Managing Director

      Kenneth F. Clifford                Chief Financial Officer, Treasurer and
                                            Managing Director

------------------
*Director

                                                                      SCHEDULE B


                        Executive Officers and Directors
                                       of
                         MSDW Capital Partners IV, Inc.

         The names of the Directors and the names and titles of the Executive Officers of MSDW Capital Partners IV, Inc. ("MSDWCP IV") are set forth below. The principal occupation for each of the persons listed below is Managing Director of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSDWCP IV and each individual is a United States citizen.

     Name, Business Address              Executive Officer Title
     ----------------------              -----------------------
     *Howard I. Hoffen                   Chairman, Chief Executive Officer and
                                            Managing Director

     *Karen H. Bechtel                   Managing Director

     *Bernard Gault                      Managing Director

     *James S. Hoch                      Managing Director

     *Michael C. Hoffman                 Managing Director

     *Michael M. Janson                  Managing Director

      Kenneth F. Clifford                Chief Financial Officer, Treasurer and
                                            Managing Director

------------------
*Director

                                                                      SCHEDULE C


                        Executive Officers and Directors
                                       of
                        Morgan Stanley Dean Witter & Co.

         The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter & Co. ("MSDW") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

 Name, Business Address               Present Principal Occupation
 ----------------------               ----------------------------
*Philip J. Purcell                    Chairman of the Board and Chief Executive Officer

+John J. Mack                         President and Chief Operating Officer

*Robert P. Bauman                     Retired; former Chief Executive Officer of Smithkline Beecham plc
 British Aerospace plc
 1 Brewers Green
 Buckingham Gate
 London SW1H ORH

*Edward A. Brennan                    Retired; former Chairman of the Board, President and Chief Executive
                                      Officer of Sears

*C. Robert Kidder                     Chairman of the Board and Chief Executive Officer of Borden, Inc.
 Borden Inc.
 180 East Broad Street
 Colombus, OH 43215

*Charles F. Knight                    Chief Executive Officer of Emerson Electric Co.

*John W. Madigan                      Chairman, President and Chief Executive Officer of Tribune Company
 Tribune Company
 435 North Michigan Avenue
 Chicago, IL 60611

*Miles L. Marsh                       Retired; Former Chairman of the Board and Chief Executive Officer of
 James River Corporation              Fort James Corporation
 800 Connecticut Avenue
 Riverpark
 Norwalk, CT 06856

*Michael A. Miles                     Special Limited Partner of Forstmann Little & Co.
 1350 Lake Road
 Lake Forest, IL 60045


*Clarence B. Rogers, Jr.              Retired; former Chairman of the Board and Chief Executive Officer of
 Equifax, Inc.                        Equifax, Inc.
 1600 Peachtree Street, N.W.
 Atlanta, GA 30309




 Name, Business Address               Present Principal Occupation
 ----------------------               ----------------------------
*Laura D'Andrea Tyson                 Dean of the Walter A. Haas School of Business at the University of
 Haas School of Business              California, Berkeley
 Room S545
 Berkeley, CA 94720-1900

*Stephen S. Crawford                  Chief Strategic and Administrative Officer

 Donald G. Kempf, Jr.                 Executive Vice President, Chief Legal Officer and Secretary

+Robert G. Scott                      Executive Vice President and Chief Financial Officer


--------------
 * Director

 + On January 24, 2001, MSDW announced that its board of directors had accepted the resignation of John J.
 Mack, President and Chief Operating Officer, effective March 21, 2001.  Robert G. Scott, MSDW's Chief
 Financial Officer, was named to succeed Mr. Mack.  Stephen S. Crawford, MSDW's Chief Strategic and
 Administrative Officer, was named to succeed Mr. Scott.